                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 7)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                ELISABETTA LUNATI
                               BANCA INTESA S.P.A.
                            PIAZZA PAOLO FERRARI, 10
                               MILAN 20121, ITALY
                                011 02 88 66 3523
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 19, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D

-------------------------------
CUSIP No.   87927W10
-------------------------------

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Banca Intesa S.p.A.

-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a)  [X]
                                                                                          (b)  [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         WC

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                [ ]
-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Italy

------------------------------------------------ ------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH    7.     SOLE VOTING POWER - 12,343,743
             REPORTING PERSON WITH
                                                 ------------------------------------------------------------------
                                                 8.     SHARED VOTING POWER - 2,891,656,682
                                                                               (See Item 5)

                                                 ------------------------------------------------------------------
                                                 9.     SOLE DISPOSITIVE POWER - 4,263,628

                                                 ------------------------------------------------------------------
                                                 10.    SHARED DISPOSITIVE POWER - 2,891,656,682
                                                                                   (See Item 5)

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,904,000,425
              (See Item 5)
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        55.20%
                                                                                   (See Item 5)

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14.               TYPE OF REPORTING PERSON - CO

-------------------------------------------------------------------------------------------------------------------


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


         This Amendment No. 7 amends the Statement on Schedule 13D, dated October 19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A., a company organized under the laws of the Republic of Italy ("BCI"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         BCI, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 below, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by BCI in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 2.  IDENTITY AND BACKGROUND.

         At a shareholders' meeting held on December 17, 2002, BCI modified its name to Banca Intesa S.p.A. (still referred to as "BCI" herein) as of January 1, 2003.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 19, 2002, Olimpia made a proposal to the holders of its 1.5% 2001-2007 bonds (the "Olimpia Bonds") to retire the Olimpia Bonds in exchange for either Olivetti Shares (as provided under the existing terms of the Olimpia Bonds) or, alternatively, a combination of Olivetti Shares and Olivetti 2001-2010 1.5% bonds convertible into Olivetti Shares ("Olivetti Convertible Bonds"). The Olimpia Bonds were issued in October 2001 and are described in Amendment No. 1 to the Statement on Schedule 13D. On December 19, 2002, Hopa and two companies that Hopa has advised and are controlled by it, Holinvest S.p.A. ("Holinvest") and G.P.P. International S.A., accepted Olimpia's proposal for retirement of the total of 262,533,449 Olimpia Bonds held by them by delivery of a total of (i) 98,975,110 Olivetti Shares (representing approximately 1.12% of the 8,845,313,805 Olivetti Shares reported to be outstanding on December 30,
2002) effective in January 2003 and (ii) 163,558,339 Olivetti Bonds effective in June 2003.

Item 4.  PURPOSE OF TRANSACTION.

         On December 19, 2002, Pirelli, Edizione Holding, UniCredito and BCI (collectively, the "Present Olimpia Shareholders"), Olimpia and Hopa (collectively with the Present Shareholders and Olimpia, the "Parties") executed a term sheet (the "Hopa Term Sheet"), a copy of which is filed as an exhibit to Amendment No. 14 to Pirelli's Schedule 13D, dated January 9, 2003 (the "Pirelli Amendment"), is filed as Exhibit 24 to this Schedule 13D and is incorporated by reference herein. Hopa is one of the Majority Bell Shareholders with whom, on September 19, 2001, Pirelli, Edizione Holding and Olimpia entered into the Agreement with Bell Shareholders, as discussed in the Statement on Schedule 13D. Pursuant to the Hopa Term Sheet, the Parties agreed that, subject to certain terms and conditions, Holy S.p.A ("Holy"), a company 100%-owned by Hopa, will be merged into Olimpia (the "Merger"). Following the Merger, the share capital of Olimpia will be held by Pirelli, Edizione Holding, UniCredito, BCI and Hopa in the following respective proportions: 50.4%, 16.8%, 8.4%, 8.4% and 16%. It is expected that the Merger will be completed on or before April 30, 2003.

         As discussed in press releases issued by Pirelli and Olimpia and a background note for the media issued by Olivetti, the purpose of the Merger is to expand Olimpia's shareholder base and thereby strengthen its financial structure. Copies of the press releases issued by Pirelli and Olimpia and the background note are filed as exhibits to the Pirelli Amendment and are filed as exhibits 25, 26 and 27, respectively, to this Schedule 13D and are incorporated by reference herein.

         Under the Hopa Term Sheet, at the time of the Merger the financial characteristics of Olimpia, Holy and Holinvest must be as follows:

         1. Olimpia's assets and liabilities shall substantially conform to those set forth on Attachment A to the Hopa Term Sheet, subject to certain exceptions noted in the Hopa Term Sheet.

         2. Holy shall have no debt or liabilities and shall have a net worth as recorded in its books of not less than euro 961.135 million through ownership of the following: (i) 163,558,339 Olivetti Convertible Bonds; (ii) 99,941,661 Olivetti Shares; (iii) a 19.999% equity interest in Holinvest, the remaining 80.001% of which shall be held by Hopa; and (iv) net cash of euro 98.8 million plus any dividends paid on the Olivetti Shares during the period from December 19, 2002 until the Merger.

         3. Holinvest shall have assets consisting of (i) 163,558,339 Olimpia Bonds; (ii) 134,721,109 Olivetti Convertible Bonds; and (iii) financial instruments relating to 486,502,431 Olivetti Shares having the terms set forth on Attachment B to the Hopa Term Sheet ("Olivetti Financial Instruments"). In addition, Holinvest shall not have more than euro 721.75 million of financial indebtedness (calculated in accordance with the Hopa Term Sheet) and shall have an adjusted net worth of at least euro 220 million (calculated in accordance with the Hopa Term Sheet).

         The effectiveness of the agreement reflected in the Hopa Term Sheet is subject to two conditions. The first condition is that, no later than February 15, 2003, Holinvest will have the financial characteristics described in paragraph (3) above. The second condition is that, no later than February 15, 2003, Holinvest, Hopa and the Hopa Controlling Companies referred to below will have sold all Olivetti Shares held by them, subject to the following exceptions:
(i) Hopa may hold Olivetti Financial Instruments relating to a maximum of 40 million Olivetti Shares and (ii) each of the Hopa Controlling Companies may hold a maximum of 1 million Olivetti Shares. The Hopa Controlling Companies consist of Fingruppo Holding S.p.A., Banca Monte di Paschi de Siena S.p.A., Compagnia Assicuratrice Unipol S.p.A., Banca Popolare di Lodi S.c.a.r.l. and other private parties to an agreement regarding control of Hopa (the "Hopa Shareholders Agreement"). The Parties agreed that, on or before February 15, 2003, the Hopa Shareholders Agreement must be amended so that it will automatically terminate as to any Hopa Controlling Company that holds more than 1 million Olivetti Shares. The Parties also agreed that, in the aggregate, the number of Olivetti Shares held by Olimpia, the Present Olimpia Shareholders, Hopa, Holy, Holinvest and the Hopa Controlling Companies may not at any time exceed 30% of Olivetti's voting share capital.

         The Parties agreed that, no later than January 31, 2003, they will enter into definitive documentation reflecting the contents of the Hopa Term Sheet (the "Definitive Agreements"). The Definitive Agreements will be described in, and filed as exhibits to, a subsequent amendment to the Statement on
Schedule 13D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Items 3 and 4 above and Item 6 below is incorporated herein by reference.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

HOPA TERM SHEET

         The description of the provisions of the Hopa Term Sheet contained in
Item 4 above is incorporated herein by reference.

         Set forth below are descriptions of two shareholders agreements contemplated by the Hopa Term Sheet. For a more detailed description of the proposed provisions of these agreements, reference is made to the Hopa Term Sheet filed as an exhibit to the Pirelli Amendment, filed as Exhibit 24 to this
Schedule 13D and incorporated by reference herein.


         PROPOSED EXPANDED OLIMPIA SHAREHOLDERS AGREEMENT

         The Hopa Term Sheet provides that, effective upon the Merger, Hopa and the Present Olimpia Shareholders will enter into an agreement governing their relationship as shareholders of Olimpia (the "Expanded Olimpia Shareholders Agreement").

         Under the Expanded Olimpia Shareholders Agreement, Hopa will have the right to appoint one Olimpia director and the Present Olimpia Shareholders will seek to elect one director of each of Olivetti, Telecom Italia, SEAT and TIM nominated by Hopa (with a corresponding reduction in the number of Pirelli nominees). Hopa's initial nominees are identified on Attachment C to the Hopa Term Sheet; Hopa's selection of their successors will require Pirelli's consent, which may not be unreasonably denied.

         Hopa will not have the right to veto any decision taken by the board of directors or shareholders of Olimpia. In the event of a disagreement over certain specified transactions, the failure of Olimpia to maintain a debt to equity ratio of 1:1 (which the Present Olimpia Shareholders will commit to maintain, with Pirelli guaranteeing to furnish 80%, and Edizione Holding 20%, of the necessary resources), or the occurrence of certain transactions involving the disposition of Olimpia or Olivetti, Hopa may cause the partial demerger of Olimpia, in which event Olimpia may cause the partial demerger of Holinvest. As a result of these partial demerger transactions, Hopa will receive its proportional share of Olimpia's assets and liabilities (determined in accordance with the Hopa Term Sheet) and Olimpia will receive its proportional share of Holinvest's assets and liabilities (determined in accordance with the Hopa Term Sheet). Except under certain extraordinary circumstances (including the failure of Olimpia to hold at least 25% of Olivetti's share capital or to maintain a debt to equity ratio of 1:1 after a specified cure period), the partial demerger transactions may not be implemented prior to the third anniversary of the Merger.

         Hopa will have certain co-sale rights in the event Pirelli reduces its equity interest in Olimpia.

         Hopa, its controlled companies, the Hopa Controlling Companies, the Present Olimpia Shareholders and their respective controlling and controlled companies will agree not to acquire any additional Olivetti Shares except (i) in the case of Pirelli, in connection with the exercise of the existing call options and swap agreements referred to in Attachment D to the Hopa Term Sheet,
(ii) as currently permitted under the New Partners Agreement among Pirelli, UniCredito and BCI or (iii) as currently permitted under the second amendment to the Shareholders Agreement between Pirelli and Edizione Holding, described in Amendment No. 5 to the Statement on Schedule 13D.

         The Expanded Olimpia Shareholders Agreement will have a three-year term, subject to extension by mutual agreement of the Parties. If the Expanded Olimpia Shareholders Agreement is not renewed, the partial demerger transactions will occur and Hopa will receive a premium of at least euro 0.35 per Olivetti Share (or financial instrument).

         PROPOSED HOLINVEST SHAREHOLDERS AGREEMENT

         The Hopa Term Sheet provides that, effective upon the Merger, Holinvest's by-laws will be amended to limit its corporate purpose to holding Olivetti securities and derivative financial instruments relating to Olivetti Shares, and Olimpia and Hopa will enter into an agreement governing their relationship as shareholders of Holinvest (the "Holinvest Shareholders Agreement").

         Under the Holinvest Shareholders Agreement, Olimpia will have the right to designate one Holinvest director. For a period of 20 months following the Merger, Hopa will not be permitted to dispose of its equity interest in Holinvest and Holinvest must retain at least 65% of the Olimpia Bonds,

Olivetti Bonds and Olivetti Financial Instruments that it holds at the time of the Merger. Thereafter, and for a period of two years after expiration of the agreement, Olimpia will have a right of first refusal in the event Holinvest wishes to sell its Olivetti Instruments.

         The Holinvest Shareholders Agreement will have a three-year term, subject to automatic extension if and to the extent the Expanded Olimpia Shareholders Agreement is extended.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.    DESCRIPTION
-----------    -----------
Exhibit 24     Hopa Term Sheet, dated December 19, 2002 (incorporated by
               reference to Exhibit 37 to the Schedule 13D, dated January 9,
               2002, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 25 Press Release, dated December 19, 2002, issued by Pirelli (incorporated by reference to Exhibit 38 to the Schedule 13D, dated January 9, 2002, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 26 Press Release, dated December 19, 2002, issued by Olimpia (incorporated by reference to Exhibit 39 to the Schedule 13D, dated January 9, 2002, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

Exhibit 27 Background note for the media issued by Olimpia on December 22, 2002 (incorporated by reference to Exhibit 40 to the Schedule 13D, dated January 9, 2002, filed with the Securities and Exchange Commission by Pirelli S.p.A.)

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                INTESABCI S.P.A.



                                                By: /s/ Elisabetta Lunati
                                                    ----------------------------
                                                    Name:  Elisabetta Lunati
                                                    Title: Executive Manager


                                                    Dated: January 15, 2003








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